ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
FOR IMMEDIATE RELEASE: 25 FEBRUARY 2009	ASX Code: OEC
OTCBB Code: OBTLY

ORBITAL HALF YEAR RESULTS

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PERTH, AUSTRALIA:  Orbital Corporation Limited today reports results for the half year ended 31 December 2008.

Key Features of the Half Year

“The 1st half has been impacted by the global economic crisis unfolding during the period” commented Managing Director and CEO, Terry Stinson, “Our key markets in North America have been particularly hard hit as has been the case for most companies operating internationally”.

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Net loss after tax of $2,594,000 which was in line with previous guidance, compared to a loss of $389,000 for the same period last year.

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Engineering revenue and royalty income were each lower than the same period last year as a result of the tough global economic conditions.

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Orbital Gas Products delivered a profit in the 1st reporting period since acquisition.

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Synerject increased sales by 9% compared to prior corresponding period.

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Orbital FlexDITM chosen by Sygma as most promising technology for heavy duty ethanol engines in Brazil.

“On a positive note Synerject generated sales growth in a tough market with the roll out of new product manufactured in the recently commissioned facility in China” added Terry Stinson.

FINANCIAL OVERVIEW

		Dec 2008	Dec 2007
		$'000	$'000

Engineering	Revenue	4,053	6,632
	Contribution	672	1,840
OGP	Revenue	3,623	-
	Contribution	273	-
Royalties	Revenue	677	1,027
	Contribution	405	845

Total	Revenue	8,353	7,659
	Contribution	1,350	2,685

Other revenue		198	324
Other Income		854	132
Synerject		719	430

Research and Development		(1,686)	(610)
Other expenses		(3,161)	(2,801)
Finance costs		(361)	(447)

Profit before tax		(2,087)	(287)
Taxation		(507)	(102)
Profit after tax		(2,594)	(389)

Operating revenue for the half year ended 31 December 2008 increased by 9% to $8.4 million. This was a result of the acquisition of Orbital Gas Products (OGP) which contributed sales of $3.6 million (2007: $nil).

Engineering revenue and royalty income were each lower than the same period last year as a result of the tough global economic conditions which have affected Orbital’s customers in all business sectors.

OGP revenue of $3.6 million is in line with the acquisition plan, generating a contribution of $0.3 million; a 20% annualised return on average operating assets.

Other income has increased by $0.7 million being net foreign exchange gains on translation of US$ net monetary assets.

Synerject LLC, Orbital’s 50:50 joint venture with Continental Corporation, achieved a 9% increase in revenue as a result of launching new products most notably the M3 electronic control unit for motorcycle manufacturers Sanyang and Kymco in Taiwan and fuel systems for snowmobiles in Canada. This offset a sharp downturn in sales to Synerject’s biggest customers BRP and Mercury Marine who operate in the North American marine market.

Notwithstanding the launch of a number of new applications, Synerject managed costs diligently to achieve a profit after tax of US$1.2 million, an improvement of US$1.5 million compared to 2007. Synerject generated operating cashflow after capital expenditure of US$1 million, an increase of US$2 million over 2007. Orbital’s equity accounted share of Synerject’s profit is A$0.7 million (2007: A$0.4 million).

Research and development expenses increased by $1.1 million to support development programs to enhance future returns in alternative fuels. Other expenses increased by $0.4 million including increased travel and allowance for doubtful debts.

Tax expense increased by $0.4 million being the write-down of the deferred tax asset due to the more subdued outlook for taxable profits in North America.

Overall, cash balances rose from $8.8 million at 30 June 2008 to $10.6 million at 31 December 2008 comprising the following:

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Net increase in cash - $0.3 million

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Foreign exchange differences - $1.5 million

Orbital’s net cash outflow from operating activities was $2.2 million (2007: $2.7 million outflow) reflecting the tough market conditions and increased focus on research and development and technical investment in next generation OGP product development.

Orbital received a dividend of $0.8 million from Synerject (2007: $1.0 million). The Commonwealth Government provided a grant of $2.8 million for the construction of a heavy duty engine testing facility. $1.1 million was spent during the half year on property plant and equipment.

Detailed comments on Orbital’s four business streams are as follows:

Synerject

In tough trading conditions Synerject increased revenue by 9% compared to the previous corresponding period. New products/customers include BRP Canada (snowmobiles), Ducati (USA) and the sale of M3 electronic control units (ECU’s) to Sanyang and Kymco in Taiwan. The ECU’s are manufactured by Synerject in China and are a key part of electronic fuel injection systems required in Taiwan to meet emissions requirements.

Synerject generated a profit of US$1.2 million during the half year compared to a loss of US$0.3 million in the half year ended 31 December 2007. This is partly a result of increased sales, helped by a decrease in start up costs in China. Synerject continues to support many customers with application engineering for the launch of new products.

Synerject generated positive cashflow from operations of US$1.0 million an improvement of US$2.0 million compared to 2007. In a tough year this has allowed Synerject to continue to fund long term growth plans while maintaining a dividend flow to Orbital and Continental Corporation.

The stronger US$ has improved Orbital’s share of the Synerject equity accounted result.

Synerject’s customers operate in the North American marine market and the European and Asian motorcycle markets. The global financial crisis has created a sharp downturn in these markets particularly the marine market which is down 40% year on year. This will affect the outlook for the second half and beyond.

Orbital’s percentage ownership of Synerject is subject to a possible change based on the financial contribution of businesses acquired from its owners in 2003. (see the Annual Report and previous ASX announcements for more detail). Orbital and Continental are considering and discussing the options available under the above contractual arrangements and until resolved Orbital continues to maintain 50% interest in Synerject. Orbital continues to be prepared to provide US$4 million to take up an option to maintain 50% ownership of Synerject.

Orbital Gas Products

Orbital Gas Products (OGP), an Australian business specialising in the assembly and supply of automotive liquid petroleum gas (LPG) fuel systems was purchased by Orbital in June 2008. The first period of trading since acquisition has generated revenue of $3.6 million and a contribution of $0.3 million in line with plan. Average net assets employed since acquisition are $2.2 million (including goodwill) and annualised return on assets employed is approximately 20%.

OGP supplies Ford Australia and the passenger car aftermarket. Notwithstanding the reduction in petrol prices, sales have held up well. Since OGP is the exclusive Australian supplier of Vialle LPG systems (Dutch manufacturer), gross margins have been eroded by the weaker Australian dollar compared to the Euro.

During the half year Orbital invested in research and development for the next generation liquid propane injection (LPi) fuel system for OGP’s markets. It is expected that the LPi system will be available for sale in the 2009 calendar year.

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Engineering Services

Engineering revenue for the half year of $4.1 million was 39% lower than the previous corresponding period with a resulting decrease in contribution to $0.7 million (2007: $1.8 million).

In tough economic conditions customers have found it difficult to commit to long term engineering projects, notwithstanding continuing interest in the engineering product offerings. During the half year, increased engineering resources were invested in R&D programs particularly in the area of alternative fuels such as next generation LPi for future deployment in the OGP business.

Order intake has increased early in the second half including a program for Orbital’s FlexDITM which has been selected as the most promising technology for a new family of high efficiency heavy duty engines currently being developed by Sygma Motors in Brazil. The application will commence with an engine test and development program supported by Orbital with a total value of $1.6m; also included in the scope is co-development of a spark ignited ethanol combustion system to be used in a demonstration program, and targeted for retrofit of existing diesel engine applications. Applications include ethanol and CNG flex-fuelled internal combustion engines to be utilized primarily in the resources sector, in support of a clean energy strategy.

The engineering services order book currently stands at $5.2 million which compares with $5.0 million in August 2008.

Royalties and Licences

Royalty income of $0.7 million was 34% lower than the previous corresponding period. Royalties are principally derived from customers in the marine sector which as noted above has been hit hard by the economic conditions prevailing in North America. It is estimated that outboard engine volumes are 40% lower than this time last year.

The rollout of the gasoline-powered DI autorickshaw in India by Bajaj continues with the autorickshaw now being sold in Varanasi as well as Pune.

Strategic Investment in Research and Development

Orbital increased investment in a range of research and development programs during the half year to $1.7 million (2007: $0.6 million)

As noted above the most significant investment was in the next generation LPi fuel system which will provide increased power together with reduced fuel consumption, emissions and operating costs compared to conventional LPG systems.

Other programs included continuing development of a gaseous injector for application in two stroke engines, and heavy duty engine combustion analysis. These applications will provide the basis for increased income opportunities in future years.

Outlook

In the current economic environment it is difficult to provide specific guidance for the second half year. Orbital has a seasonal business with marine and motorcycle customers building product for the northern hemisphere summer. These sectors however, are under pressure and this will affect Synerject’s revenue and Orbital’s royalty income which is normally more buoyant in the second half.

As noted above Orbital has recently been awarded a $1.6 million engineering services order for CNG/ethanol engine applications in Brazil and this together with recent orders from China provides a good starting point for the engineering services segment in the second half.

OGP revenue in the second half is expected to continue in line with first half although margins will be under pressure as imports from Europe will be affected by the strong Euro. This business will roll out the recently developed LPi technology to the retrofit aftermarket in calendar year 2009 providing improved performance and reduced emissions compared with the present LPG system.

Reinforcing guidance provided to the share market in December 2008, Orbital expects a second half improvement in trading performance; however it is expected that Orbital will incur a loss for the financial year as a whole.

Orbital has sufficient cash to meet all operating requirements as well as research and development investment projects. Your Board will continue to evaluate investment opportunities particularly in the alternative fuel segment.

ENDS

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

About Orbital

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

CONTACTS	Australia: Mr. Terry Stinson Chief Executive Officer Mr. Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au